UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28677 / March 25, 2009

In the Matter of	:
	:
Old Mutual Insurance Series Fund	:
4643 South Ulster Street, Suite 600	
Denver, Colorado 80237	:
	:
(811-8009)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 (ACT) DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Old Mutual Insurance Series Fund filed an application on December 24, 2008, and an amendment on February 23, 2009, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On February 27, 2009 a notice of filing of the application was issued (Investment Company Act Release No. 28639). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary